SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE TO/A

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2
                                 FINAL AMENDMENT

                            (NAME OF SUBJECT COMPANY)

                  PRESIDENTIAL ASSOCIATES I LIMITED PARTNERSHIP

                         A MARYLAND LIMITED PARTNERSHIP
                            AT $5,000.00 NET PER UNIT

                                       BY

               EQUITY RESOURCE LEXINGTON FUND LIMITED PARTNERSHIP,
                       A MASSACHUSETTS LIMITED PARTNERSHIP
                          EQUITY RESOURCES GROUP, INC.,
                           A MASSACHUSETTS CORPORATION
                              EGGERT DAGBJARTSSON,
                                  AN INDIVIDUAL

                            LIMITED PARTNERSHIP UNITS

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                44 Brattle Street
                               Cambridge, MA 02138
                                  (617) 876-4800

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
                 Transaction Valuation*     Amount of Filing Fee
                             $1,000,000     $200.00
--------------------------------------------------------------------------------
* For purposes of calculating the filing fee only. This calculation assumes the purchase of 200 Units at a purchase price of $5,000 per Unit in the Partnership.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

[x]           Check  if the filing is a final amendment reporting the results of the  tender  offer.
--------------------------------------------------------------------------------
Amount  Previously  Paid:     $200.00       Filed by: Equity Resource
Form  of Registration No.:     Schedule TO            Lexington Fund
                                                      Limited Partnership
                                                      Not Applicable
                                             Date Filed:     November 30, 2001
--------------------------------------------------------------------------------

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                                 FINAL AMENDMENT

     This Final Amendment (the Final Amendment) to the Tender Offer Statement on Tender Offer Schedule TO (the Schedule TO) filed by Equity Resources Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dagbjartsson, an individual (together, the "Purchaser") with the Securities and Exchange Commission on November 30, 2001, reports the final results of the offer by the Purchaser to purchase up to 100 units (the "Units") of limited partnership interests in Presidential Associates I Limited Partnership, a Maryland limited partnership (the "Partnership"), at $5,000 for each Unit, to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after November 30, 2001 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 30, 2001, previously filed by Purchaser as Exhibit (a)(1) to the Schedule TO, and in the Agreement of Sale dated November 30, 2001, previously filed by Purchaser as Exhibit (a)(3), as each may be supplemented or amended from time to time (which together constitute the "Offer").

ITEM  4.  TERMS  OF  THE  TRANSACTION

Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph:

     The Offer expired at 12:00 Midnight, Eastern Time, on December 31, 2001. Pursuant to the Offer, the Purchaser has accepted an aggregate of 18.9286 Units at a price of $5,000 per Unit, net to the sellers in cash, for an aggregate amount of $ 94,643.

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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:     January 18, 2002               Equity Resource Lexington Fund Limited
                                   Partnership,
                                   a  Massachusetts  limited  partnership

                                        By:     /s/  Eggert  Dagbjartsson
                                                     Eggert  Dagbjartsson
                                                     General  Partner

                                             Equity  Resources  Group,  Inc.
                                             A  Massachusetts  Corporation

                                        By:     /s/  Eggert  Dagbjartsson
                                                     Eggert  Dagbjartsson
                                                     Executive  Vice  President

                                        Eggert  Dagbjartsson

                                        By:     /s/  Eggert  Dagbjartsson
                                                     Eggert  Dagbjartsson
                                                     Eggert  Dagbjartsson

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                               EXHIBIT  INDEX



 Exhibit No.               Description
---------------------------------------------------------------
(a)(1)  -     Offer  to  Purchase,  dated  November  30,  2001*
---------------------------------------------------------------
(a)(2)  -     Transmittal  letter,  dated  November  30,  2001*
---------------------------------------------------------------
(a)(3)  -     Agreement  of  Sale*
---------------------------------------------------------------
(a)(4)        Summary  Advertisement*
---------------------------------------------------------------
(a)(5)--      Not  applicable.
---------------------------------------------------------------
(b)  -        Not  applicable.
---------------------------------------------------------------
(c)  -        Not  applicable.
---------------------------------------------------------------
(d)(1)-       Not  applicable.
---------------------------------------------------------------
(d)(2)  -     Not  applicable.
---------------------------------------------------------------
(e)  -        Not  applicable.
---------------------------------------------------------------
(f)  -        Not  applicable.
---------------------------------------------------------------
(g)           Not  applicable
---------------------------------------------------------------
(h)           Not  applicable.
---------------------------------------------------------------
*  Previously  filed

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